PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com



06018059

30th October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 12th October 2006.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Acquisition of 80% of OJSC IRGIREDMET

Offer to be extended for remaining 20%

12th October, 2006

Peter Hambro Mining Plc ("PHM" or the "Group") announces that on 11th October 2006 it acquired an 80% equity holding in OJSC Irgiredmet ("Irgiredmet") for a cash consideration of US$40m.

Irgiredmet is one of the best known Russian laboratory research and scientific consulting companies and is based in Irkutsk. The Irgiredmet laboratories provide a range of services in the testing, development and optimisation of gold, precious metals and diamond projects. PHM intends to extend the offer to the holders of the remaining 20% of Irgiredmet's equity on the same terms, implying a total acquisition value of $50m and it is estimated that the acquisition of the remaining 20% of Irgiredmet's equity will be completed in early 2007. The acquisition will be financed from PHM's existing cash resources.

Established in 1871, Irgiredmet is located in the city of Irkutsk; which is the major city and centre of scientific excellence in Eastern Siberia. Irkutsk is well connected to the key industrial cities in Russia and to PHM's main operating assets in the Amur region by air, main roads and the Trans-Siberian railway. Irgiredmet serves gold explorers and producers in Russia and elsewhere with mine planning and evaluation, infrastructure design, process and metallurgical test-work, bulk sampling, project evaluation and feasibility studies. With over 130 years of history, it has a wealth of information, intellectual capital and expertise that gives it a leading position in the Russian gold industry.

PHM considers that Irgiredmet will provide a number of key benefits to the Group, including:

- **Intellectual capital and experience**: the company employs 285 staff, including 33 doctors of science, with extensive experience in the field of gold mining. The highly skilled workforce and the significant increase in laboratory testing capacity are expected greatly to assist the Group as it continues to make progress on its large portfolio of near-term and longer-term development assets.

- **Additional laboratory capacity**: Irgiredmet's monthly analysis capacity is approximately 20,000 tests by melting and atomic absorption; 9,000 multi-element analysis tests via atomic emission; and 3,000 multi-element analysis tests using X-ray/fluorescent methodology.

- **Optimization of PHM's existing mining operations and projects**: with its technological innovations and strong science-based culture, it is expected that Irgiredmet will improve PHM's operating efficiency and technological and operating capabilities.

- **Project pipeline**: The Group already has an extensive project pipeline and Irgiredmet is expected to be able to provide the Group and its clients with opportunities, from within its existing contracts and client-base, for two-way collaboration and cooperation. Client confidentiality will be respected at all times.

Peter Hambro, Executive Chairman of Peter Hambro Mining Plc, commented:

"It is a great step forward for Peter Hambro Mining to join forces with the renowned team of scientists from such a highly respected institute. By bringing Irgiredmet into the Peter Hambro Mining fold we greatly strengthen our technical expertise and I very much look forward to us working together on our projects. However our joint development plans respect the confidential nature of Irgiredmet's work and the third-party work will, of course, retain the discretion necessary for successful implementation.

"The gold rush in the Russian Federation has caused a manpower shortage, particularly among senior, technically qualified managers, and the acquisition of Irgiredmet helps us to cope with this. Significantly, improved access to Irgiredmet's sampling facilities will enable us to speed up test work on the materials coming from Malomir and Pioneer, as we seek to bring these near-term assets into production as part of our rapid development plan."

Enquiries:

Alya Samokhvalova | Peter Hambro Mining Plc
Director of External Communications | +44 (0) 207 201 8900

Tom Randell / Maria Suleymanova | Merlin
 | +44 (0) 207 653 6620

Notes to Editors:

- Irgiredmet's full name is Open Joint Stock Company "Irkutskiy Institute for Scientific Research of Precious and Rare Metals and Diamonds". As well as being well connected to other regions in Russia by main roads and the Trans-Siberian Railway, it is also served by Irkutsk International airport. The site is easily accessible from PHM's main operating assets in the Amur region.

- During the Soviet era it functioned as the leading state research centre for the gold mining industry in Russia and the former Soviet Union and took an active part in the majority of Russian gold and diamond projects.

- The company was privatized in 1993, at which time 89.2% of the issued share capital was owned by current and former employees.

- Irgiredmet provides a wide range of test-work, design and specialized services from geology and mining to mineral processing and metallurgy. It provides R&D expertise, testwork and process optimization for precious and base metals and diamonds. The activities range from initial investigations to process development and design, construction and commissioning of industrial mines and plants. Moreover it offers a full range of facilities for sample preparation and characterization, comminution, gravity, flotation, physical separation, smelting, leaching, purification and metals recovery and tails detoxification.

- Irgiredmet consists of ten specialized laboratories, a project design division, pilot plant testing facilities, an analytical centre, a commercial centre, a scientific and technical information division, a division of patents and licensing, an advertising and marketing division and a secondary metals processing division.

- Irgiredmet employs highly qualified staff with a wide range of skills, including geologists, mining, design, metallurgical and chemical engineers. Every year Irgiredmet executes about 150 contracts for its clients.

- In the twelve months to December 31, 2005 Irgiredmet's Russian audited accounts showed sales of 278m roubles ($9.8m) and a profit before tax of 39.8m roubles ($1.4m) and at June 30, 2006 the company had net assets of 70.7m roubles ($2.6m). The audited accounts have been prepared on a historical cost basis and thus do not reflect the value of some assets, notably the large real estate which is let to third parties. A valuation of the property by an independent property valuation surveyor, such as would be required under IFRS Accounting Standards, gives an estimated value of $42m. These real estate assets, which are a residue of the privatisation era in Russia, are not considered as core to Irgiredmet's or the Group's business.

For further information on Irgiredmet see http://irgiredmet.ru/en/about.php. PHM accepts no responsibility for the content of this website or for any reliance placed on the information contained in it.